Exhibit 99.1

ALL-SHARE MERGER OF SESA GOA AND STERLITE INDUSTRIES BECOMES EFFECTIVE

Tuticorin, 17 August 2013: Sesa Goa Limited (‘Sesa Goa’) and Sterlite Industries (India) Ltd (‘Sterlite’) today announced that merger of Sterlite and The Madras Aluminium Company Limited (MALCO) with Sesa Goa and transfer of MALCO power plant to Vedanta Aluminium Limited (VAL) pursuant to the Scheme of amalgamation and arrangement amongst Sterlite, MALCO, Sterlite Energy Limited (SEL), VAL and Sesa Goa and their respective Shareholders and Creditors (‘Composite Scheme’) and the Scheme of Amalgamation of Ekaterina Limited (Ekaterina) with Sesa Goa and their respective Shareholders and Creditors (‘Ekaterina Scheme’) has become effective.

28 August, 2013 has been fixed as the Record date for determining the list of the shareholders of Sterlite, MALCO and Ekaterina to whom the equity shares of the Sesa Goa will be allotted as per terms of the scheme as already announced on 25 February 2012 in the following manner:

a) To the Shareholders of Sterlite :

Every equity shareholder of Sterlite holding 5 (five) equity shares in Sterlite of Re. 1 each fully paid up (‘Sterlite Shares’) as of the Record Date shall be entitled to be issued 3 (three) shares of face value Re. 1 each, at par, credited as fully paid up, of the Sesa Goa (‘Sesa Goa Shares’).

b) To the ADS holders of Sterlite:

Every holder of Sterlite ADSs (each representing 4 (four) Sterlite shares) holding 5 (five) Sterlite ADSs shall be entitled to receive 3 (three) Sesa Goa ADSs (each representing 4 (four) Sesa Goa shares).

c) To the Shareholders of MALCO:

Every equity shareholder of MALCO holding 10 (ten) equity shares in MALCO of Rs. 2 each fully paid up as of the Record Date shall be entitled to be issued 7 (seven) equity shares of face value Re. 1 each, at par, credited as fully paid up, of the Sesa Goa.

d) To the Shareholders of Ekaterina:

Every equity shareholder of the Ekaterina Limited holding 25 (Twenty Five) equity shares in Ekaterina Limited of USD 0.1 each fully paid up as of the Record Date shall be entitled to be issued 1 (One) equity share of the face value of Re. 1 each, at par, credited as fully paid-up, of the Sesa Goa.

Treatment of fractional entitlements:

All fractional entitlements (cumulatively) of individual shareholders will be allotted to one of the Sesa Goa’s Director’s, who shall hold the same as a trustee for and on behalf of such shareholders of Sterlite and MALCO and shall dispose off and distribute the proceeds thereof to such shareholders in proportion to and in lieu of their respective fractional entitlements.

For further information, please contact:
Ashwin Bajaj	sterlite.ir@vedanta.co.in
Senior Vice President – Investor Relations	Tel: +91 22 6646 1531

Sheetal Khanduja	sterlite.ir@vedanta.co.in
AGM – Investor Relations	Tel: +91 22 6646 1531

About Sterlite Industries

Sterlite Industries (India) Limited is India’s largest diversified metals and mining company. The company produces aluminium, copper, zinc, lead, silver, and commercial energy. Sterlite Industries has a portfolio of world class assets in India, Australia, Namibia, South Africa and Ireland. Sterlite Industries is listed on the Bombay Stock Exchange and National Stock Exchange in India and the New York Stock Exchange in the United States. For more information, please visit www.sterlite-industries.com

Disclaimer

This press release contains “forward-looking statements” – that is, statements related to future, not past, events. In this context, forward-looking statements often address our expected future business and financial performance, and often contain words such as “expects,” “anticipates,” “intends,” “plans,” “believes,” “seeks,” “should” or “will.” Forward–looking statements by their nature address matters that are, to different degrees, uncertain. For us, uncertainties arise from the behaviour of financial and metals markets including the London Metal Exchange, fluctuations in interest and or exchange rates and metal prices; from future integration of acquired businesses; and from numerous other matters of national, regional and global scale, including those of a political, economic, business, competitive or regulatory nature. These uncertainties may cause our actual future results to be materially different that those expressed in our forward-looking statements. We do not undertake to update our forward-looking statements.

Regd. Office: SIPCOT Industrial Complex, Madurai Bypass Road, TV Puram P.O., Tuticorin-628002, Tamil Nadu

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